LAZARD CAPITAL MARKETS LLC
30 ROCKEFELLER PLAZA
New York, New York 10020

October 25, 2012

VIA EDGAR AND TELECOPY

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Aquasition Corp. (the “Company”)

File No. 333-180571
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on Thursday, October 25, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

LAZARD CAPITAL MARKETS LLC
By: /s/ Andor Laszlo
Name: Andor Laszlo
Title: Managing Director